UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.   1 )*

Visteon Corporation
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

92839U107
(CUSIP Number)

John C. Nagel
Citadel LLC
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92839U107	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO, BD

CUSIP No. 92839U107	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN, HC

CUSIP No. 92839U107	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 92839U107	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 92839U107	Page 6 of 9 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 amends the Schedule 13D filed on May 17, 2010 (the “Original Filing”) by Citadel Securities LLC (“CS”), Citadel Holdings I LP (“CH-I”), Citadel Investment Group II, L.L.C. (“CIG-II”) and Kenneth Griffin (“Griffin” and, collectively with CS, CH-I and CIG-II, the “Reporting Persons”) relating to the Shares of Visteon Corporation. Capitalized terms not defined herein shall have the meaning given to them in the Original Filing.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Filing is hereby supplemented by adding the following after the second paragraph thereof:

As disclosed herein, the Reporting Persons beneficially own no Shares of the Issuer.  Therefore (and without conceding that the Reporting Persons were ever part of a group with respect to the Shares of the Issuer), the Reporting Persons cannot be party to any group relating to the Issuer.  The Reporting Persons do not intend to amend further the Original Filing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)  As of  April 26, 2010, the number of Shares outstanding was 130,320,880 according to the Issuer’s Form 10-Q filed on April 30, 2010.  As of the date hereof, the Reporting Persons are the beneficial owners of no Shares.  The Reporting Persons have the shared power to vote and shared power to dispose of no Shares.

(c)           Except as set forth on Exhibit 99.4 attached hereto, there have been no transactions with respect to the Shares since the Original Filing nor, to the best of each of the Reporting Persons’ knowledge, by any of the persons listed on Exhibit 99.2.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Filing is hereby supplemented by adding the following after the eighth paragraph thereof:

On May 24, 2010, the Debtors filed with the Bankruptcy Court a Third Amended Joint Plan of Reorganization and a related Third Amended Disclosure Statement pursuant to the Bankruptcy Code.

On June 14, 2010, the Debtors filed with the Bankruptcy Court a Fourth Amended Joint Plan of Reorganization of the Debtors (the “Fourth Amended Plan”) and a related Fourth Amended Disclosure Statement (“Fourth Amended Disclosure Statement”) pursuant to the Bankruptcy Code. The Fourth Amended Plan provides, among other things, that, under the Rights Offering Sub Plan (as defined in the Fourth Amended Plan), except to the extent that a holder of a Term Loan Facility Claim (as defined in the Fourth Amended Plan) agrees to a less favorable treatment, (i) if the creditor class comprised of holders of the Term Loan Facility Claims votes to accept the Fourth Amended Plan, such holders shall be paid in full in cash on the Effective Date (as defined in the Fourth Amended Plan) or as soon as practicable thereafter, or (ii) if the creditor class comprised of holders of the Term Loan Facility Claims does not vote to accept the Fourth Amended Plan, the Issuer shall have the option, subject to the reasonable consent of certain of the Investors, to seek to reinstate certain of the Term Loan Facility Claims.  The Fourth Amended Plan also provides, among other things, that, under the Rights Offering Sub Plan (as defined in the Fourth Amended Plan), if the class comprised of holders of Interests (as defined in the Fourth Amended Plan) in the Issuer votes to accept the Fourth Amended Plan, certain holders of Interests in the Issuer shall receive on the Effective Date or as soon as practicable thereafter pro rata portions of (i) warrants to purchase equity in the Reorganized Debtors (as defined in the Fourth Amended Plan), and (ii) 2.0% of the Distributable Equity (as defined in the Fourth Amended Plan), except to the extent that a holder of an Interest in the Issuer agrees to a less favorable treatment. The above summary of the material terms of the Fourth Amended Plan is qualified in its entirety by reference to the text of the Fourth Amended Plan.

CUSIP No. 92839U107	Page 7 of 9 Pages

On June 15, 2010 by release of the Investors’ signature pages thereto, the Issuer and the Investors entered into the First Amendment to the Plan Support Agreement. The First Amendment to the Plan Support Agreement amends the Plan Support Agreement to conform to the Fourth Amended Plan and the Fourth Amended Disclosure Statement.

On June 15, 2010 by release of the Investors’ signature pages thereto, the Issuer and the Investors also entered into the First Amendment to the Equity Commitment Agreement.  The First Amendment to the Equity Commitment Agreement amends, among other things, (i) Section 7.2(b) of the Equity Commitment Agreement to extend the date by which the Issuer has to use its commercially reasonable efforts to obtain an order confirming a plan of reorganization to October 4, 2010 and (ii) Section 10.1(c) of the Equity Commitment Agreement to extend the date by which the Equity Commitment Agreement and a disclosure statement must be approved by the Bankruptcy Court to June 20, 1010.  On June 17, 2010, the Bankruptcy Court approved the Issuer’s entry into the Equity Commitment Agreement.

On June 25, 2010, effective as of  June 20, 2010, the Issuer and the Investors entered into the Second Amendment to the Equity Commitment Agreement. The Second Amendment to the Equity Commitment Agreement amends (i) Section 7.2(b) of the Equity Commitment Agreement to extend the date by which the Issuer has to use its commercially reasonable efforts to obtain an order approving a disclosure statement to July 2, 2010 and (ii) Section 10.1(c) of the Equity Commitment Agreement to extend the date by which certain Investors may terminate the Equity Commitment Agreement for failure to obtain such order to July 2, 2010.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.9	Transactions in the Shares effected since the Original Filing
Exhibit 99.10	Third Amended Joint Plan of Reorganization of the Debtors (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2010)
Exhibit 99.11	Fourth Amended Joint Plan of Reorganization of the Debtors (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 17, 2010)
Exhibit 99.12	First Amendment to the Plan Support Agreement
Exhibit 99.13	First Amendment to the Equity Commitment Agreement
Exhibit 99.14	Second Amendment to the Equity Commitment Agreement

CUSIP No. 92839U107	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 25th day of June, 2010

CITADEL SECURITIES LLC By: Citadel Holdings I LP, its Non-Member Manager By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact*

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.